July 16, 2025

David Kaplan
Chief Executive Officer
Ares Acquisition Corporation II
245 Park Avenue, 44th Floor
New York, NY 10167

Don Burnette
Chief Executive Officer
Kodiak Robotics, Incorporated
1049 Terra Bella Avenue
Mountain View, CA 94043

       Re: Ares Acquisition Corporation II
           Kodiak Robotics, Incorporated
           Amendment No. 1 to Registration Statement on Form S-4
           Filed June 30, 2025
           File No. 333-287278
Dear David Kaplan and Don Burnette:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 11, 2025 letter.

Amendment No. 1 to Registration Statement on Form S-4
Cover Page

1. We note your revised disclosure and response to prior comment 1. While we note you expect that all Exchanged Kodiak Options will have an exercise price less than the
       Redemption Price, the intent of the cover page table and the first tables on pages xxi
 July 16, 2025
Page 2

       and 4 is to show the shares that will be outstanding immediately following the
       Business Combination. Therefore, please revise to remove the shares of Kodiak
       Common Stock underlying the Exchanged Kodiak Options from such tables. Also, revise the introductory paragraph and footnote (3) to explain that the dilutive effects of the Exchanged Kodiak Options are excluded from the cover page table and the first table on pages xxi and 4. In addition, you refer to 54,794,192 Kodiak Common shares underlying Exchanged Kodiak Options everywhere throughout the filing, except page
       238 where you refer 52,581,296 million shares. Please revise or explain this discrepancy.
Summary of the Proxy Statement/Prospectus
Equity Stake Upon Closing, page 3

2. We note your revised disclosure and response to prior comment 4. Please address the following:
           Revise to present a tabular reconciliation of both the numerator and denominator that separately shows each item included in the calculation of net tangible book value per share as adjusted.
           Ensure your calculation includes all material probable or consummated transactions and transactions that will otherwise materially affect AACT's net tangible book value as adjusted including, but not limited to, transaction costs paid by AACT and the PIPE financing transaction, but excluding the effects of the
           Business Combination itself.
           Revise to remove disclosure of net tangible book value as adjusted including exercise of the public and private warrants, and the related per share calculations, as it does not appear these warrants will be exercised upon the Business
           Combination. If you determine these warrants represent a future material potential source of dilution, include narrative disclosure outside of this table.
3.     We note your revised disclosure of Company Valuation at IPO Price Per
Share in
       response to prior comment 5. Please revise to present a tabular reconciliation of this calculation separately from your net tangible book value, as adjusted, calculations.
       Note that this calculation should include shares issued to Legacy Kodiak shareholders as part of the Business Combination transaction. Refer to the example in Section
       II.D.3.iv.f of SEC Release No. 33-11265. Additionally, tell us whether you considered including in this calculation shares that will be issued upon: (i) conversion of the
       SAFE Loans and the Second Lien Loans, including the Exchanged SAFE; (ii) vesting and net exercise of the Legacy Kodiak Warrants; and (iii) to the Legacy Kodiak
       advisor as payment of $12.5 million in fees.
Sponsor and Affiliates Compensation, page 24

4. Please refer to prior comment 3 and revise to include, in tabular format, the price paid or to be paid for such securities in connection with the de-SPAC transaction or any related financing transaction.
 July 16, 2025
Page 3
Risk Factors
Risks Related to Legacy Kodiak
We rely on a limited number of customers for a significant portion of our revenue..., page 35

5. We note your revised disclosures in response to prior comment 23. Please also revise this risk factor to disclose that Legacy Kodiak does not currently have any active work orders under its commercial agreement with its significant customer, the U.S. Army, and that the current contract is set to expire on October 1, 2025.
We expect Kodiak to qualify as an "emerging growth company" within the meaning of..., page 69

6.     We note your revised disclosure and response to prior comment 6. As previously
       requested, please revise to explain that because Kodiak has elected to take advantage of the extended transition period for complying with new or revised accounting standards, your financial statements may not be comparable to companies that comply with the public company effective dates.
Notes to Unaudited Pro Forma Condensed Combined Financial Information
Note 3 - Pro Forma Adjustments
Pro Forma Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page
235

7. We note your revised disclosures and response to prior comment 15. Please revise your disclosures on page 225 and in pro forma adjustment (C3) to disclose the due date for any payments under the Exchanged Safe Loan should the Sponsor Affiliate choose not to convert this loan. Also, explain further why you assumed repayment of the Overfunding Loans in cash for pro forma purposes. Revise pro forma adjustment
       (C7) to disclose the number of warrants that will be issued should the Sponsor choose to convert this loan into Kodiak Warrants, and describe the potentially dilutive impact on pro forma per share amounts.
8. Please provide us with a breakdown of the transaction costs incurred by each of
       Legacy Kodiak and AACT that are included in pro forma adjustment (C8). In your response, tell us how you determined which costs were attributable to the issuance of equity instruments and which were attributable to the Business Combination. Explain why you have not included any adjustment to the pro forma combined statement of operations and provide the specific accounting guidance you relied upon. Refer also to
       SAB Topic 5.A.
Information About Legacy Kodiak
Select Customer Case Studies, page 302

9. We note your revised disclosure and response to prior comment 23. As previously requested, please revise to disclose the terms of your arrangements with J.B. Hunt and
       Werner Enterprises, including whether these arrangements are still ongoing or if, and when, they have ended. Tell us the amount of revenue recognized from these arrangements, as applicable, and revise to disclose how you accounted for any such revenue. Also, revise to clarify that revenue from the customers selected for your case studies, with the exception of the U.S. Army, have been immaterial to date.
 July 16, 2025
Page 4

Ares Acquisition Corporation II
Note 2. Significant Accounting Policies
Recent Accounting Pronouncements, page F-15

10. You state in your response to prior comment 11 that both AACT and Legacy Kodiak will early adopt ASU 2025-03. Please revise here to include a discussion of AACT's intent to early adopt this guidance. Refer to SAB 74.
Kodiak Robotics, Inc.
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-54

11. We note your revised disclosure and response to prior comment 27. Please further revise to disclose the typical length, or intended term, of your DaaS contracts. In this regard, we note from disclosure on page 299 you intend to enter master service agreements with terms of three to four years. In addition, we note DaaS arrangements consist of one highly integrated bundle of goods and services that represent a single output, which is recognized into revenue ratably over the term of the contract. You state that the single performance obligation is comprised of hardware and software together with ongoing support services. Please revise to clarify whether you license
       (or lease) vehicles to Atlas or sell vehicles to Atlas. In this regard, you state on page 3 that Atlas has contracted to order 100 trucks and refer to these as being both
          licensed    and    purchased    by Atlas. Also, explain further how
you determined these
       arrangements include a single performance obligation and specifically address how you applied the guidance in ASC 606-10-25-19 through 25-21. Revise your disclosures as necessary.
12. We note that in response to prior comment 28, you removed the discussion of
       Kodiak's customer billing policy. Please revise to include a discussion of Kodiak's billing policy for each revenue stream. To the extent billings are based upon completion of milestones, clarify what is meant by such reference. Kodiak Robotics, Inc.
Note 2. Summary of Significant Accounting Policies
Concentration of Risks, page F-83

13. We note your revised disclosure and response to prior comment 26. As previously requested, please revise to clarify whether the customers in each period are the same by distinguishing each customer as Customer A, Customer B, etc. In your response, provide us with the names of these significant customers in each period.
General

14. We note your disclosure that upon the consummation of the Business Combination, the Sponsor shall have the option to convert the Working Capital Loans for warrants with terms identical to the Private Placement Warrants. Please clarify how the issuance of warrants under the working capital loan arrangement will impact the percentage of issued and outstanding shares held by the Sponsor and the impact on the ability of the Sponsor to exercise control with respect to the company. July 16, 2025
Page 5

        Please contact Brittany Ebbertt at 202-551-3572 or Kathleen Collins at 202-551-3499
if you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham at 202-551-6521 or Jan Woo at 202-551-3453 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Philippa Bond